

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2012

Via E-mail
Mr. Michael Stanford
Chief Executive Officer
Jameson Stanford Resources Corporation
10785 West Twain Avenue, Suite 200
Las Vegas, Nevada 89135

> **Re: Jameson Stanford Resources Corporation**
> **Item 4.01 Form 8-K**
> **Filed November 28, 2012**
> **File No. 000-54405**

Dear Mr. Stanford:

We have reviewed your filing and supplemental response and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call the applicable staff person at the telephone number listed at the end of this letter.

Form 8-K filed November 28, 2012

Item 4.01 – Changes in Registrant's Certifying Accountant, page 31

1. We note your disclosure that Silberstein issued a report on your consolidated financial statements for the fiscal year ended December 31, 2011. However, we note that the opinion provided by your former auditor included in your Form 10-K filed on February 23, 2012 covers the financial statements for the years ended December 31, 2011 and 2010 and for the period from June 2, 2009 (Date of inception) through December, 31, 2011 and included disclosure of uncertainty regarding the ability to continue as a going concern. Item 304(a)(1)(ii) of Regulation S-K requires you to disclose whether the former accountant's report on the financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to

uncertainty, audit scope or accounting principles; and to describe the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's report. Please revise.

2. Item 304(a)(1)(iv)(A) of Regulation S-K requires you to disclose whether during the registrant's *two most recent fiscal years and any subsequent interim period through the date of dismissal* there were any disagreements, resolved or not, with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. Please revise

3. To the extent that you amend the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree.

Please file your supplemental response and amendment via EDGAR in response to these comments within 5 business days after the date of this letter. Please contact the staff immediately if you require longer than 5 business days to respond.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Direct any questions regarding this letter to Raj Rajan at (202) 551 -3388.

Sincerely,

/s/ Raj Rajan

Raj Rajan
Senior Staff Accountant